Exhibit 99.1

News Release

2014-04

Contact

Dianne VanBeber

Vice President, Investor Relations and Communications

dianne.vanbeber@intelsat.com

+1 202-944-7406

Intelsat Reports Fourth Quarter and

Fiscal Year 2013 Results

•     Fourth quarter revenue of $642.8 million; fiscal year 2013 revenue of $2,603.6 million

•     Fourth quarter net income attributable to Intelsat S.A. of $72.6 million; 2013 fiscal year net loss of $255.7 million

•     Debt prepayment of $100 million in the fourth quarter of 2013; total 2013 debt decline of $617 million

•     $10.1 billion contracted backlog provides visibility for future revenue and cash flow

Luxembourg, 20 February 2014

Intelsat S.A. (NYSE: I), the world’s leading provider of satellite services, today reported total revenue of $642.8 million and net income attributable to Intelsat S.A. of $72.6 million, or $0.62 per share on a diluted basis, for the three months ended December 31, 2013. The company reported adjusted diluted net income per common share[1] of $0.84 for the three months ended December 31, 2013.

Intelsat S.A. reported EBITDA[1], or earnings before net interest, taxes and depreciation and amortization, of $506.4 million, and Adjusted EBITDA[1] of $509.8 million, or 79 percent of revenue, for the three months ended December 31, 2013.

For the year ended December 31, 2013, Intelsat reported total revenue of $2,603.6 million and a net loss attributable to Intelsat S.A. of $255.7 million, or $2.70 per share on a diluted basis. The company reported adjusted diluted net income per common share of $2.44 for the year ended December 31, 2013. Intelsat also reported EBITDA of $1,936.0 million, and Adjusted EBITDA of $2,033.4 million, or 78 percent of revenue, for the year ended December 31, 2013.

Intelsat CEO, Dave McGlade said, “Intelsat’s fourth quarter was in line with our expectations and capped a year of key accomplishments for the company as we position Intelsat to deliver on its long-term value creation strategy. The completion of our IPO, combined with successful refinancing activity, has enabled us to initiate our de-levering plan, improve our maturity profile and significantly reduce our debt service. On the operational side, in 2013, we have charted a solid course for steady longer-term growth expected upon the entry into service of our innovative Intelsat EpicNG satellites beginning in 2016.

“During the 2013 fourth quarter, we saw solid bookings and renewals in our media and network services businesses, and we also furthered our presence in the broadband mobility sector. Backlog at year-end 2013 was $10.1 billion, which provides visibility into revenue and cash flow.

“Performance overall continued to reflect two trends affecting our revenue growth, including the on-going effects of reduced U.S. government spending and the oversupply environment in Africa, which affects pricing within network services applications in that region. At present, we believe these factors will persist in 2014, resulting in overall reduced revenues for the full year compared to 2013, while our mix of business and strong financial discipline should enable us to deliver Adjusted EBITDA margins consistent with 2013 results.

“We also expect solid cash flows as we manage costs carefully, harvest efficiencies in our capital spending plans, and benefit from reduced interest expense. This anticipated performance will leave us in a good position to continue to de-lever our balance sheet as we position for longer-term organic growth.”

Fourth Quarter 2013 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and fixed and mobile government applications.

Network Services

Network Services comprised 47 percent of Intelsat’s total fourth quarter 2013 revenue, and at $300.0 million, decreased 1 percent as compared to the fourth quarter of 2012. For the year ended December 31, 2013, Network Services comprised 46 percent of Intelsat’s total revenue, and at $1,201.9 million, increased slightly compared to the year ended December 31, 2012.

Media

Media comprised 34 percent of the company’s revenue for the quarter ended December 31, 2013, and at $218.4 million, declined 3 percent as compared to the fourth quarter of 2012.

For the year ended December 31, 2013, Media comprised 34 percent of Intelsat’s total revenue, and at $884.0 million, increased 3 percent compared to the year ended December 31, 2012.

Government

Government comprised 18 percent of our revenue for the quarter ended December 31, 2013, and at $116.2 million, decreased 14 percent as compared to fourth quarter 2012 results.

For the year ended December 31, 2013, Government comprised 19 percent of Intelsat’s total revenue, and at $486.1 million decreased 7 percent compared to the year ended December 31, 2012.

Average Fill Rate

Intelsat’s average fill rate on our approximately 2,175 station-kept transponders was 77 percent at December 31, 2013. No significant fleet changes occurred during the fourth quarter of 2013.

Satellite Launches

Intelsat does not have any satellite launches planned for the first half of 2014. Our next launch, planned for the second half of 2014 is Intelsat 30, the first of two satellites providing services primarily for DTH service provider, DIRECTV® Latin America.

Contracted Backlog

At December 31, 2013, Intelsat’s contracted backlog, representing expected future revenue under existing contracts with customers, was $10.1 billion, as compared to $10.3 billion at September 30, 2013. The mix of backlog reflects lower overall net new contracts, particularly with respect to our government business.

Debt Prepayment and Other Financing Activities

As previously disclosed, in October 2013, Intelsat prepaid $100 million of debt under our Intelsat Jackson Holdings S.A. (“Intelsat Jackson”) secured term loan facility for a 2013 total reduction of debt of $617 million.

On November 27, 2013, Intelsat Jackson further amended its Intelsat Jackson senior secured credit agreement. The amendment reduced the applicable LIBOR and ABR margins by 25 basis points for borrowings under the term loan facility, reduced the LIBOR floor by 25 basis points and extended the maturity of the term loan facilities by 14 to 18 months. In addition, it also reduced the applicable margins and LIBOR floor by a similar amount for $450 million of the $500 million total revolving credit facility and extended the maturity of that portion of the facility as well.

Financial Results for the Three Months ended December 31, 2013

On-Network revenue generally includes revenue from any services delivered via our satellite or ground network. Off-Network and Other revenue generally includes revenue from transponder services, Mobile Satellite Services (“MSS”) and other satellite-based transmission services using capacity procured from other operators, often in frequencies not available on our network. Off-Network and Other Revenue also includes revenue from consulting and other services and sales of customer premises equipment.

Total On-Network Revenue decreased by $12.4 million, or 2 percent, to $584.9 million:

•	Transponder services decreased by $8.3 million, primarily due to a $4.9 million decrease in revenue from capacity sold for government applications in the North America region and a $3.5 million decrease in revenue from capacity sold to media customers largely in the North America and Africa and Middle East regions.

•	Managed services increased by $0.8 million, largely due to a $2.1 million net increase in revenue from network services customers for new broadband services for mobility applications, primarily in the North America and Europe regions. This increase was partially offset by a $1.4 million decrease in revenue from media customers due to lower demand for occasional use services.

Total Off-Network and Other Revenue decreased by $17.1 million, or 23 percent, to $57.9 million:

•	Transponder, MSS and other off-network services reported an aggregate decrease of $9.6 million, primarily due to a decline in sales of off-network transponder services and sales of customer premises equipment, both of which are primarily related to government applications.

•	Satellite-related services reported an aggregate decline of $7.5 million, primarily due to decreased revenue from government professional services and flight operations support for third party satellites.

For the three month period ended December 31, 2013, changes in operating expenses, interest expense, net, and other significant income-statement items are described below.

Direct costs of revenue decreased by $24.5 million, or 23 percent, to $84.1 million, as compared to the three months ended December 31, 2012. The decline was largely due to a $8.7 million decrease in costs attributable to the purchase of off-network fixed satellite services capacity and other third party services primarily related to our government customer set; a $6.1 million reduction in staff related expenses; a $3.0 million adjustment to certain vendor payments; a decrease of $2.9 million in costs related to a joint venture and a decrease of $1.8 million in costs of sales for customer equipment.

Selling, general and administrative expenses decreased by $3.6 million, or 7 percent, to $48.8 million, as compared to the three months ended December 31, 2012. This was due to a $5.4 million reduction in professional fees and a $2.9 million reduction in staff related expenses, partially offset by a $5.4 million increase in bad debt expense related to collection challenges with a limited number of customers in Africa and the Middle East.

Depreciation and amortization expense decreased by $20.9 million, or 11 percent, to $176.5 million, as compared to the three months ended December 31, 2012. This decrease primarily resulted from the timing of certain satellites becoming fully depreciated and variation from year to year in the expected pattern of consumption of amortizable intangible assets, partially offset by depreciation expense associated with satellites placed into service in 2012.

Interest expense, net consists of the gross interest expense we incur less the amount of interest we capitalize related to capital assets under construction and less interest income earned. As of December 31, 2013, we also held interest rate swaps with an aggregate notional amount of $1.6 billion to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured credit facilities. The swaps have not been designated as hedges for accounting purposes. Interest expense, net decreased by $73.9 million, or 23 percent, to $244.8 million compared to $318.7 million for the three months ended December 31, 2012.

The decrease in interest expense, net was principally due to the following:

•	a net decrease of $69.7 million as a result of our debt offerings, debt prepayments and redemptions in 2013 and 2012;

•	a net decrease of $5.0 million as a result of the decrease in the interest rate under the Intelsat Jackson Secured Credit Agreement; and

•	an increase of $2.5 million resulting from lower capitalized interest of $12.7 million compared to $15.2 million for the three months ended December 31, 2012, resulting from decreased levels of satellites and related assets under construction.

Non-cash items in total interest expense, net were $5.8 million, due to the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Loss on early extinguishment of debt was $1.3 million for the three months ended December 31, 2013, compared to $27.1 million for the three month period ended December 31, 2012. The 2013 loss included the write-off of unamortized debt issuance costs related to the re-pricing of our secured credit facility.

Other expense, net was $0.7 million compared to other income, net of $10.9 million for the three months ended December 31, 2012. The difference of $11.5 million was primarily due to 2012 events, where we recognized a $12.8 million pre-tax gain on the sale of our U.S. administrative headquarters property.

Provision for income taxes was $10.3 million as compared to a benefit from income taxes of $18.5 million for the three months ended December 31, 2012. The difference was principally due to higher income in our U.S. subsidiaries as a result of an internal subsidiary reorganization in 2013 and the benefit we recorded in 2012 to adjust the basis of certain assets that had generated excluded extraterritorial income in prior years. These effects were partially offset by the valuation allowance we recorded on our Washington, D.C. net operating loss carry forwards in 2012 when we entered into a lease for our new U.S. administrative headquarters building in McLean, Virginia.

Cash paid for income taxes, net of refunds, totaled $9.0 million compared to $7.3 million for the three months ended December 31, 2012.

EBITDA, Adjusted EBITDA, Net Income, Net Income per Diluted Common Share and Adjusted Net Income per Diluted Common Share

EBITDA was $506.4 million for the three months ended December 31, 2013 compared to $519.9 million for the same period in 2012.

Adjusted EBITDA was $509.8 million for the three months ended December 31, 2013, or 79 percent of revenue, compared to $516.4 million, or 77 percent of revenue, for the same period in 2012.

Net income was $72.6 million for the three months ended December 31, 2013, compared to a net loss of $5.7 million for the same period in 2012.

Net income per diluted common share was $0.62 for the three months ended December 31, 2013, compared to a net loss of $0.07 per diluted common share for the same period in 2012.

Adjusted net income per diluted common share was $0.84 for the three months ended December 31, 2013, compared to $0.33 adjusted net income per diluted common share for the same period in 2012.

Intelsat management has reviewed the data pertaining to the use of the Intelsat network and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

Revenue Comparison by Customer Set and Service Type

($ in thousands)

By Customer Set

	Three Months Ended December 31,		Three Months Ended December 31,
	2012		2013

Network Services	$304,331	45%	$300,002	47%
Media	224,112	34%	218,393	34%
Government	135,519	20%	116,223	18%
Other	8,406	1%	8,231	1%

	$672,368	100%	$642,849	100%

By Service Type

	Three Months Ended December 31,		Three Months Ended December 31,
	2012		2013

On-Network Revenues
Transponder services	$502,433	75%	$494,145	77%
Managed services	73,096	11%	73,941	12%
Channel	21,780	3%	16,833	3%

Total on-network revenues	597,309	89%	584,919	91%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	53,477	8%	43,870	7%
Satellite-related services	21,582	3%	14,060	2%

Total off-network and other revenues	75,059	11%	57,930	9%

Total	$672,368	100%	$642,849	100%

Free Cash Flow from (used in) Operations

Free cash flow used in operations1 was $41.3 million during the three months ended December 31, 2013. Free cash flow from operations1 was $116.1 million for the year ended December 31, 2013. Free cash flow from operations is defined as net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest).

Payments for satellites and other property and equipment during the three months ended December 31, 2013, totaled $120.5 million.

Financial Outlook 2014

Today, Intelsat issued its 2014 financial outlook, in which the company expects the following:

Revenue: Intelsat forecasts full-year 2014 revenue of $2.45 to $2.50 billion. Revenue performance reflects:

•	stable year on year results in our media business, which will benefit from new capacity entering service in late 2014;

•	modest declines in our network services business, which faces headwinds from competitive pressures in Africa and on-going declines in the legacy channel and international trunking business; and

•	declines in our government business of 15-20 percent as compared to full year 2013, as a result of challenges due to reduced spending by the U.S. government.

Intelsat’s 2014 revenue guidance reflects the impacts noted above as well the impact from limited capacity expected to be placed into service in 2014.

Adjusted EBITDA Margin: Intelsat forecasts Adjusted EBITDA margin performance for the full year 2014 to be consistent with 2013 results of 78 percent.

Capital Expenditures: Intelsat issued its 2014 capital expenditure guidance for the three calendar years 2014 through 2016 (the “Guidance Period”).

We expect capital expenditures ranges of:

•	2014: $575 million to $650 million, consistent with prior guidance

•	2015: $775 million to $850 million, consistent with prior guidance

•	2016: $625 million to $700 million, introduced today.

Capital expenditure guidance for 2014 and 2015 assumes investment in nine satellites in the manufacturing or design phase during the Guidance Period. We expect to launch four satellites in 2014 and 2015, two satellites in 2016, and will continue work on three remaining satellites for which construction will extend beyond the Guidance Period. By the conclusion of the Guidance Period in 2016, the number of transponder equivalents is expected to increase by a compound annual growth rate (CAGR) of 4.5 percent as a result of the launch of the satellites covered by the Guidance Period. We will launch two of our new Intelsat EpicNG high-throughput satellites in 2015 and 2016, increasing our total transmission capacity.

Our capital expenditures guidance includes capitalized interest.

Prepayments: During the Guidance Period, we expect to receive customer prepayments under our existing customer service contracts.

We expect prepayment ranges of:

•	2014: $75 million to $100 million, consistent with prior guidance

•	2015: $50 million to $75 million, an increase of $25 million to prior guidance

•	2016: No prepayments are currently contracted for this period.

The annual classification of capital expenditure and prepayments could be affected by the timing of achievement of contract, satellite manufacturing, launch and other milestones.

Debt Reduction: Based upon the above revenue, Adjusted EBITDA, capital expenditure and prepayment guidance, Intelsat expects to repay approximately $400 million in indebtedness during the year ending December 31, 2014, consistent with our investment thesis of equity value creation through the use of organic free cash flow for debt reduction.

[1]	In this release, financial measures are presented both in accordance with GAAP and also on a non-GAAP basis. EBITDA, Adjusted EBITDA, free cash flow from (used in) operations, Adjusted diluted net income per common share and related margins included in this release are non-GAAP financial measures. Please see the consolidated financial information below for information reconciling non-GAAP financial measures to comparable GAAP financial measures.

Q4 2013 Quarterly Commentary

As previously announced, beginning this quarter, Intelsat is providing a detailed quarterly commentary on the company’s business trends and financial performance prior to the live earnings call. Please visit http://investors.intelsat.com for management’s commentary on the company’s progress against its long-term strategic priorities and outlook for 2014.

Conference Call Information

Intelsat management will hold a public conference call at 11:00 a.m. EST on Thursday, February 20, 2014 to discuss the company’s financial results for the fourth quarter and full year ended December 31, 2013. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial + 1 (877) 703-6105 from North America, and +1 (857) 244-7304 from all other locations. The participant pass code is 59219858. Participants will have access to a replay of the conference call through February 27, 2014. The replay number for North America is +1 (888) 286-8010, and for all other locations it is +1 (617) 801-6888. The participant pass code for the replay is 98597670.

About Intelsat

Intelsat (NYSE: I) is the leading provider of satellite services worldwide. For 50 years, Intelsat has been delivering information and entertainment for many of the world’s leading media and network companies, multinational corporations, Internet Service Providers and governmental agencies. Intelsat’s satellite, teleport and fiber infrastructure is unmatched in the industry, setting the standard for transmissions of video, data and voice services. From the globalization of content and the proliferation of HD, to the expansion of cellular networks and broadband access, with Intelsat, advanced communications anywhere in the world are closer, by far.

Intelsat Safe Harbor Statement: Some of the statements in this news release constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. The forward-looking statements made in this release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; litigation; risks associated with investing in a company existing under the laws of the Grand Duchy of Luxembourg; and inadequate access to capital markets. Known risks include, among others, the risks described in Intelsat’s prospectus dated April 17, 2013, Intelsat’s annual report on Form 20-F for the year ended December 31, 2013, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Intelsat S.A.

Unaudited Consolidated Statements of Operations

($ in thousands, except per share amounts)

	Three Months Ended December 31, 2012	Three Months Ended December 31, 2013
Revenue	$672,368	$642,848
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	108,676	84,129
Selling, general and administrative	52,366	48,806
Depreciation and amortization	197,432	176,519
Losses on derivative financial instruments	2,284	2,790

Total operating expenses	360,758	312,244

Income from operations	311,610	330,604
Interest expense, net	318,685	244,750
Loss on early extinguishment of debt	(27,053)	(1,295)
Other income (expense), net	10,853	(686)

Income (loss) before income taxes	(23,275)	83,873
Provision for (benefit from) income taxes	(18,520)	10,258

Net income (loss)	(4,755)	73,615
Net income attributable to noncontrolling interest	(995)	(984)

Net income (loss) attributable to Intelsat S.A.	$(5,750)	$72,631

Net income (loss) per common share attributable to Intelsat S.A.:
Basic	$(0.07)	$0.69
Diluted	$(0.07)	$0.62

Intelsat S.A.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Year Ended December 31, 2012	Year Ended December 31, 2013
Revenue	$2,610,152	$2,603,623
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	415,900	375,769
Selling, general and administrative	204,025	288,467
Depreciation and amortization	764,903	736,567
Losses on derivative financial instruments	39,935	8,064
Gain on satellite insurance recoveries	—	(9,618)

Total operating expenses	1,424,763	1,399,249

Income from operations	1,185,389	1,204,374
Interest expense, net	1,270,848	1,114,197
Loss on early extinguishment of debt	(73,542)	(368,089)
Loss from previously unconsolidated affiliates	—	—
Other income (expense), net	(10,128)	(4,918)

Loss before income taxes	(169,129)	(282,830)
Benefit from income taxes	(19,631)	(30,837)

Net loss	(149,498)	(251,993)
Net (income) loss attributable to noncontrolling interest	(1,639)	(3,687)

Net loss attributable to Intelsat S.A.	$(151,137)	$(255,680)

Basic and diluted net loss per common share attributable to Intelsat S.A.:
	$(1.82)	$(2.70)

Intelsat S.A.

Unaudited Reconciliation of Net Income (Loss) to EBITDA

($ in thousands)

	Three Months Ended December 31, 2012	Three Months Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2013
Net income (loss)	$(4,754)	$73,615	$(149,498)	$(251,993)
Add (Subtract):
Interest expense, net	318,685	244,750	1,270,848	1,114,197
Loss on early extinguishment of debt	27,053	1,295	73,542	368,089
Benefit from income taxes	(18,520)	10,258	(19,631)	(30,837)
Depreciation and amortization	197,432	176,519	764,903	736,567

EBITDA	$519,896	$506,437	$1,940,164	$1,936,023

EBITDA Margin	77.3%	78.8%	74.0%	74.0%

Note:

EBITDA consists of earnings before net interest, loss on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage costs of borrowing. Accordingly, we consider (gain) loss on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the FSS sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

Intelsat S.A.

Unaudited Reconciliation of Net Income (Loss) to

Adjusted EBITDA

($ in thousands)

	Three Months Ended December 31, 2012	Three Months Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2013
Net income (loss)	$(4,754)	$73,615	$(149,498)	$(251,993)
Add (Subtract):
Interest expense, net	318,685	244,750	1,270,848	1,114,197
Loss on early extinguishment of debt	27,053	1,295	73,542	368,089
Benefit from income taxes	(18,520)	10,258	(19,631)	(30,837)
Depreciation and amortization	197,432	176,519	764,903	736,567

EBITDA	519,896	506,437	1,940,164	1,936,023

Add (Subtract):
Compensation and benefits	533	2,555	5,237	25,711
Management fees	6,265	—	25,062	64,239
Losses on derivative financial instruments	2,284	2,790	39,935	8,064
Non-recurring and other non-cash items	(12,575)	(1,962)	5,786	(606)

Adjusted EBITDA	$516,403	$509,820	$2,016,184	$2,033,431

Adjusted EBITDA Margin	76.8%	79.3%	77.0%	78.0%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, such as gains (losses) on derivative financial instruments, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

Intelsat S.A.

Unaudited Adjusted Diluted Net Income (Loss) per Common Share

($ in thousands)

	Three Months Ended December 31, 2012	Three Months Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2013

Numerator (in thousands):
Net income (loss) attributable to Intelsat S.A.	$(5,750)	$72,631	$(151,137)	$(255,680)
Add (Subtract):
Compensation and benefits	533	2,555	5,237	25,711
Management fees	6,265	—	25,062	64,239
Losses on derivative financial instruments	2,284	2,790	39,935	8,064
Loss on early extinguishment of debt	27,053	1,295	73,542	368,089
Amortization	22,945	20,578	91,781	82,311
Non-recurring and other non-cash items	(12,575)	(1,962)	5,786	(606)
Income tax effect of adjustments above & other discrete items	(13,408)	—	(8,738)	(33,782)

Adjusted net income attributable to Intelsat S.A.	27,347	97,887	81,468	258,346

Denominator (in millions):
Basic weighted average shares outstanding	83.0	105.7	83.0	98.5
Weighted average dilutive shares outstanding:
Preferred shares	—	9.6	—	6.6
Employee compensation related shares including options and restricted share units	0.6	1.1	0.7	0.9

Adjusted diluted weighted average shares outstanding	83.6	116.4	83.7	106.0

Adjusted diluted net income per common share attributable to Intelsat S.A.	$0.33	$0.84	$0.97	$2.44

Note:

Management evaluates financial performance in part based on adjusted diluted net income per common share attributable to Intelsat S.A. This measure consists of diluted net income (loss) per common share attributable to Intelsat S.A. as reported, as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and footnotes below. In addition, in calculating this measure we adjusted our common shares outstanding to reflect dilution when the calculation of the numerator moved from a net loss to net income. We believe investors’ understanding of our operating performance is enhanced by the disclosure of this measure. Adjusted diluted net income (loss) per common share attributable to Intelsat S.A. is not a recognized financial measure in accordance with U.S. GAAP and should not be considered a substitute for earnings per share or other financial measures as computed in accordance with U.S. GAAP and may not be comparable to similarly titled measures of other companies.

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans and a portion of the expenses related to our defined benefit retirement plan and other postretirement benefits.

(2)	Reflects expenses incurred in connection with the monitoring fee agreement, dated February 4, 2008. In connection with the Initial Public Offering in April 2013, the monitoring fee agreement was terminated.

(3)	Represents (i) the changes in the fair value of the undesignated interest rate swaps and (ii) the difference between the amount of floating rate interest we receive and the amount of fixed rate interest we pay under such swaps, both of which are recognized in operating income.

(4)	The 2013 loss related to the repayment of debt in connection with various 2013 refinancings, redemptions, prepayments and offerings. The 2012 loss related to the repayment of debt in connection with the 2012 Intelsat Jackson tender offers and redemptions.

(5)	Intangible assets are amortized based on the expected pattern of consumption. We recorded amortization expense related to our backlog and other and customer intangible assets.

(6)	Reflects certain non-recurring gains and losses and non-cash items, including the following: costs associated with charges related to costs and expenses in connection with an unconsummated third-party investment commitment and its expiration in 2012; expenses related to the initial public offering, severance and retention payments; costs related to the 2013 Second Jackson Credit Agreement Amendment; the total impairment of an immaterial investment in 2013; costs associated with a 2013 intercompany reorganization and other non-recurring projects. These costs were partially offset by non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts for 2012 to 2013; non-cash income related to the WildBlue settlement in 2012; a pre-tax gain related to the 2012 sale of the Washington, D.C. building where our U.S. administrative headquarters are located and the gain on satellite insurance recoveries in 2013.

(7)	Represents the income tax impact of the various adjustments as well as certain non-recurring expenses or benefits including the following: a significant tax benefit related to U.S. foreign tax credits due to an internal subsidiary reorganization in 2013, the 2012 benefit recorded to adjust the basis of certain assets that had generated excluded extraterritorial income in prior years and the tax expense related to the valuation allowance on our Washington, D.C. net operating loss carry forwards in 2012 when we entered into a lease for our new U.S. administrative headquarters in McLean, Virginia.

(8)	Adjusted net income attributable to Intelsat S.A. used to calculate adjusted diluted net income per common share attributable to Intelsat S.A. for the year ended December 31, 2013 assumes conversion of our Series A preferred shares into common shares since the impact of such assumed conversion is dilutive. The adjusted net income attributable to Intelsat S.A. excludes the impact of dividends declared on our preferred shares, and the adjusted diluted weighted average shares outstanding assume the conversion of the preferred shares into common shares.

Intelsat S.A.

Condensed Consolidated Balance Sheets

(in thousands, except share amounts)

	As of December 31, 2012	As of December 31, 2013

ASSETS
Current assets:
Cash and cash equivalents	$187,485	$247,790
Receivables, net of allowance of $23,583 in 2012 and $35,289 in 2013	282,214	236,347
Deferred income taxes	94,779	44,475
Prepaid expenses and other current assets	38,708	34,624

Total current assets	603,186	563,236
Satellites and other property and equipment, net	6,355,192	5,805,540
Goodwill	6,780,827	6,780,827
Non-amortizable intangible assets	2,458,100	2,458,100
Amortizable intangible assets, net	651,087	568,775
Other assets	417,454	413,192

Total assets	$17,265,846	$16,589,670

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$178,961	$145,186
Taxes payable	9,366	9,526
Employee related liabilities	46,590	28,227
Accrued interest payable	367,686	186,492
Current portion of long-term debt	57,466	24,418
Deferred satellite performance incentives	21,479	22,703
Deferred revenue	84,066	84,185
Other current liabilities	72,715	72,840

Total current liabilities	838,329	573,577
Long-term debt, net of current portion	15,846,728	15,262,996
Deferred satellite performance incentives, net of current portion	172,663	153,904
Deferred revenue, net of current portion	834,161	888,239
Deferred income taxes	286,673	202,638
Accrued retirement benefits	299,187	196,856
Other long-term liabilities	300,195	246,127

Shareholders’ deficit:
Common shares; nominal value $0.01 per share (1)	832	1,060
5.75% Series A mandatory convertible junior non-voting preferred shares; nominal value $0.01 per share; aggregate liquidation preference of $172,500 ($50 per share)	—	35
Paid-in capital (1)	1,519,429	2,099,218
Accumulated deficit	(2,759,593)	(3,015,273)
Accumulated other comprehensive loss	(118,428)	(60,393)

Total shareholders’ deficit	(1,357,760)	(975,353)
Noncontrolling interest	45,670	40,686

Total liabilities and shareholders’ deficit	$17,265,846	$16,589,670

(1)	Common shares and paid-in capital amounts reflect the retroactive impact of the Class A and Class B share reclassification into common shares and the share splits related to our Initial Public Offering.

Intelsat S.A.

Unaudited Consolidated Statements of Cash Flows

($ in thousands)

	Three Months Ended December 31, 2012	Three Months Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2013
Cash flows from operating activities:
Net income (loss)	$(4,754)	$73,615	$(149,498)	$(251,993)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	197,432	176,519	764,903	736,567
Provision for doubtful accounts	2,304	7,657	8,911	29,599
Foreign currency transaction loss	2,586	1,605	7,329	6,003
(Gain) loss on disposal of assets	(12,622)	90	(12,647)	338
Gain on satellite insurance recoveries	—	—	—	(9,618)
Share-based compensation	3,604	2,449	6,825	25,289
Deferred income taxes	(51,137)	(26,305)	(61,889)	(65,347)
Amortization of discount, premium, issuance costs and related costs	14,590	5,812	57,305	46,026
Interest paid-in-kind	—	—	4,949	—
Loss on early extinguishment of debt	27,053	1,295	73,542	368,089
Unrealized gains on derivative financial instruments	(9,015)	(4,307)	(9,004)	(19,740)
Termination of third-party commitment costs and expenses	(11,000)	—	10,000	—
Amortization of actuarial loss and prior service credits for retirement benefits	3,627	4,903	14,506	19,613
Other non-cash items	42	(423)	(4,382)	234
Changes in operating assets and liabilities:
Receivables	4,976	21,535	(3,559)	16,269
Prepaid expenses and other assets	(3,492)	(6,780)	(1,086)	(6,117)
Accounts payable and accrued liabilities	69,805	(202,083)	15,619	(202,526)
Deferred revenue	29,112	11,537	124,458	49,924
Accrued retirement benefits	(5,175)	(1,617)	(26,627)	(29,732)
Other long-term liabilities	4,480	13,697	1,655	4,014

Net cash provided by operating activities	262,416	79,199	821,310	716,892

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(150,915)	(120,479)	(866,016)	(600,792)
Proceeds from sale of building, net of fees	82,415	—	82,415	—
Proceeds from insurance settlements	—	—	—	487,930
Payment on satellite performance incentives from insurance proceeds	—	—	—	(19,199)
Other investing activities	—	—	—	(2,000)

Net cash used in investing activities	(68,500)	(120,479)	(783,601)	(134,061)

Cash flows from financing activities:
Repayments of long-term debt	(985,798)	(108,045)	(2,474,811)	(6,904,162)
Repayment of notes payable to former shareholders	(369)	—	(1,683)	(868)
Payment of premium on early extinguishment of debt	(26,443)	—	(65,920)	(311,224)
Proceeds from issuance of long-term debt	790,521	—	2,451,521	6,254,688
Debt issuance costs	(7,940)	103	(27,384)	(84,845)
Proceeds from initial public offering	—	—	—	572,500
Stock issuance costs	—	—	—	(26,683)
Dividends paid to preferred shareholders	—	(2,480)	—	(5,235)
Principal payments on deferred satellite performance incentives	(4,303)	(3,953)	(15,969)	(17,503)
Dividends paid to noncontrolling interest	(2,056)	(2,102)	(8,838)	(8,671)
Repurchase of redeemable noncontrolling interest	(8,744)	—	(8,744)	—
Capital contribution from noncontrolling interest	—	—	12,209	12,209
Other financing activities	—	2,781	—	3,271

Net cash used in financing activities	(245,132)	(113,696)	(139,619)	(516,523)

Effect of exchange rate changes on cash and cash equivalents	(2,586)	(1,605)	(7,329)	(6,003)

Net change in cash and cash equivalents	(53,802)	(156,581)	(109,239)	60,305
Cash and cash equivalents, beginning of period	241,287	404,371	296,724	187,485

Cash and cash equivalents, end of period	$187,485	$247,790	$187,485	$247,790

Intelsat S.A.

Unaudited Reconciliation of Net Cash Provided By Operating Activities

to Free Cash Flow from (Used in) Operations

($ in thousands)

	Three Months Ended December 31, 2012	Three Months Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2013

Net cash provided by operating activities	$262,416	$79,199	$821,310	$716,892
Payments for satellites and other property and equipment (including capitalized interest)	(150,915)	(120,479)	(866,016)	(600,792)

Free cash flow from (used in) operations	$111,501	$(41,280)	$(44,706)	$116,100

Note:

Free cash flow from (used in) operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest). Free cash flow from (used in) operations excludes proceeds resulting from settlement of insurance claims, and is not a measurement of cash flow under GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under GAAP, and may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating or net income, determined in accordance with GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows or as a measure of liquidity.